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                              October 29, 2021

       Richard Katz
       Chief Financial Officer
       Allena Pharmaceuticals, Inc.
       One Newton Executive Park
       Suite 202
       Newton, MA 02462

                                                        Re: Allena
Pharmaceuticals, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed March 11,
2021
                                                            Form 10-Q for the
fiscal quarter ended June 30, 2021
                                                            Filed August 12,
2021
                                                            File No. 001-38268

       Dear Mr. Katz:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Exhibits 31.1 and 31.2 , page 1

   1. We note the officer certifications provided in Exhibits 31.1 and 31.2 do not include the language required in
paragraph 4(b.) Please amend the filing to provide revised
                                                        certifications. Ensure
the revised certifications refer to the Form 10-K/A and are currently dated. You may file an
abbreviated amendment that is limited to the cover page,
                                                        explanatory note,
signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to
                                                        Exchange Act Rule
13a-14(a) and Item 601(b)(31) of Regulation S-K.
 Richard Katz
Allena Pharmaceuticals, Inc.
October 29, 2021
Page 2
Form 10-Q for the Quarterly Period Ended June 30, 2021

Exhibits 31.1 and 31.2, page 1

2. We note the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your
         Form 10-Q for the quarter ended March 31, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at (202) 551-3636 or Daniel Gordon at (202) 551-3486 if
you have any questions.



FirstName LastNameRichard Katz                                 Sincerely,
Comapany NameAllena Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
October 29, 2021 Page 2                                        Office of Life
Sciences
FirstName LastName